February 14, 2005


Mail Stop 0409

VIA U.S. MAIL AND FAX (416)815-1259

John A. van Arem
Chief Executive Officer
Digital Rooster.Com LTD.
366 Bay Street, 12th Floor
Toronto, Ontario, Canada M5H 4B2

Re:	Digital Rooster.Com LTD.
	Form 20-F for the year ended March 31, 2004
	Form 6-K for the period ended June 30, 2004
	Form 6-K for the period ended September 30, 2004


Dear Mr. van Arem:

	We have reviewed your above referenced filings and have the following comments. We have limited our review to Selected Financial
Data, Management`s Discussion and Analysis and the Financial Statements and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Form 20-F for the year ended March 31, 2004

Item 5A.1

Operating Results

1. Tell us how you considered Item 5A of Form 20-F in preparing your analysis of operating results. Confirm that you have discussed all material changes in operations between the years being analyzed.

2. In a supplemental response, explain how a change in revenue has an impact on administrative expenses.

Item 5B

Liquidity and capital resources

3. Explain to us how you have considered the requirement to discuss your long and short term sources of cash, as well as your long and short term cash requirements in Item 5B of Form 20-F.

4. In a supplemental response, explain to us why you have not included the analysis of contractual obligations as required by Item
5F of Form 20-F.

Financial Statements

Auditors` Report, page 1

5. Reference is made to the scope paragraph of the audit report.
How
does the language in the report comply with the requirements in PCAOB
AS 1?

6. Tell us how you considered Items 8 and 17 of Form 20-F and Rule
3-
02 of Regulation S-X in determining that it was only necessary to provide a two year comparative income statement and statement of cash flows.

Consolidated Statements of Operations, page 4

7. Explain to us how you considered the need to separately disclose revenues derived from the sale of products and services and the related cost of sales on the face of your income statement. Reference is made to Item 17 of Form 20-F and Rule 5-03 of Regulation
S-X.

Consolidated Statement of Cash Flows, Page 5

8. In a supplemental response, confirm whether all share disclosures and per share calculations throughout the filing have been retroactively restated in the earliest period presented to record the declaration of the March 17, 2004 stock dividend effected as a stock split.

10. Gain on dilution of investment in subsidiary, page 15

9. In a supplemental response, explain to us how you have accounted for the distribution of shares in your Avrada subsidiary. Tell us how you have determined that the subsidiary should be consolidated given the fact that you appear to have a 42% interest in the entity.



Please respond to the comments included in this letter within ten business days. Please file your response on EDGAR. If you have any questions, you may contact Robert Telewicz at (202) 824-5356 or me at
(202) 942-1975.

      Sincerely,



							Cicely Luckey
      Staff Accountant
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Digital Rooster.Com LTD
February 14, 2005



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